Exhibit 4.19

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made effective as of the 1st day of May, 2006.

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP., a British Columbia company, having its principal business office at Suite 1240 - 1140 West Pender Street, Vancouver, BC V6E 4G1.

(the “Company”)

AND:

TIMOTHY FROUDE, businessman, of 113 Monument Road, Conception Bay South, NL A1W 2B4

(the “Executive”)

WHEREAS the Executive has served as a consultant to the Company since March 2004, and the Company now wishes to employ the Executive to provide the services hereinafter described:

NOW THEREFORE, in consideration of the premises and the mutual agreements set forth below the parties hereto agree as follows:

1. SERVICES, POSITION AND TERM

1.1	The Company will employ the Executive, and the Executive will serve the Company, on the terms and conditions set out herein.

1.2	The Executive will hold the position of Senior Vice President Exploration, and perform those services normally or usually associated with the position of a senior executive officer, and such other duties consistent with the position of Senior Vice President Exploration as may from time to time reasonably be delegated to the Executive by the Company (the “Services”). The Executive acknowledges that the effective performance of the Services may require that the Executive travel from time to time as required by the Company.

1.3	The Executive will be employed to perform the Services for a term commencing May 1, 2006 and the Executive’s employment will continue until terminated in accordance with the provisions of this Agreement (the “Term”).

2. PERFORMANCE BY EXECUTIVE

The Executive will perform the Services in a competent and efficient manner, and will carry out all lawful instructions and directions from time to time given by the Company’s President and CEO.

3. COMPENSATION AND BENEFITS

3.1	Salary

The Company will pay to the Executive an annual salary of CAD $100,000 (the “Salary”), less appropriate deductions and withholdings. The Company will review the Salary from time to time during the Term and may, in its sole discretion, increase the Salary.

3.2	Bonus

The Company will pay a bonus to the Executive of up to CAD $50,000 per year, to be paid in cash quarterly. The amount of the bonus shall be determined by the Company’s Compensation Committee based upon its assessment of the Company’s financial circumstances and the Executive’s performance, having regard to such factors as the success of the Company’s exploration programs, the Executive’s performance in his role as manager of the Company’s St. John’s, Newfoundland office, the quality and punctuality of the Executive’s reporting to the CEO and Board of Directors, peer group compensation comparisons, and other relevant criteria.

3.3	Incentive Plans

In addition to stock options granted by the Company to the Executive prior to the effective date of this Agreement, the Company shall grant the Executive:

3.3.1 on execution of this Agreement, an option to purchase 100,000 common shares in the capital stock of the Company (the “Initial Grant”) at a price of CAD$1.32 per share. The Initial Grant shall vest in accordance with the provisions of the Company’s stock option plan in effect as of the date of the Initial Grant.

3.3.2 on the first anniversary of the date of the Initial Grant and each anniversary thereafter, an option to purchase 100,000 common shares in the capital stock of the Company (the “Annual Grant”). Each Annual Grant shall vest in accordance with the provisions of the Company’s stock option plan in effect as of the date of the Annual Grant.

The pricing of the options in each Annual Grant shall be at the market price of the common shares at the date of the Annual Grant in accordance with the provisions of the Company’s stock option plan in effect as of that date.

3.3.3 The Company shall permit the Executive to participate in any other incentive compensation plan, retirement plan or similar plan offered by the Company from time to time to its senior executives generally in the manner and to the extent authorized by the Board of Directors of the Company.

3.3.4 All of the above is hereinafter collectively referred to as the “Option Commitment”.

3.4	Benefits

The Company shall provide the Executive with employee benefits comparable to those provided by the Company from time to time to other senior executives of the Company generally.

3.5	Vacation

The Executive will be entitled to annual vacation of three weeks during each year of the Term, unless otherwise mutually agreed by the Company and the Executive (the “Vacation”). Unused Vacation time may be carried forward into the immediate following calendar year and taken in that year as vacation time or as cash payment at the option of the Executive.

3.6	Expenses

The Company will reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive directly related to the performance by the Executive of the Services. The Executive will account for such expenses in accordance with the policies and directions of the Company’s board of directors.

4. TERMINATION

4.1	Definitions

In this Agreement:

(a)	“Control Change” means the occurrence of both:

(1)	the acquisition or continuing ownership of securities (“Convertible Securities”) convertible into, exchangeable for or representing the right to acquire shares of the Company and/or shares of the Company as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Business Corporations Act (British Columbia) with any such person, group of persons or any of such persons acting jointly or in concert (collectively, “Acquirors”), beneficially own shares of the Company and/or Convertible Securities such that, assuming only the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, the Acquirors would beneficially own shares that would entitle the holders thereof to cast more than 20% of the votes attaching to all shares in the capital of the Company that may be cast to elect directors of the Company; and

(2)	the exercise of the voting power of all or any such shares so as to cause or result in the election of two or more directors of the Company who were not Incumbent Directors;

(b)	“Disability” means the inability of the Executive to substantially perform the Services for a continuous or cumulative period of four months in any 12 month period where such inability is a result of physical or mental illness or injury;

(c)	“Good Reason” shall include, without limitation, the occurrence of any of the following without the Executive’s written consent:

(1)	a change (other than those that are clearly consistent with a promotion) in the Executive’s position or duties (including any position or duties as a director of the Company), responsibilities (including, without limitation, to whom the Executive reports and who reports to the Executive), title or office in effect immediately prior to a Control Change;

(2)	a reduction by the Company or any of its subsidiaries of the Executive’s salary, benefits or any other form of remuneration or any change in the basis upon which the Executive’s salary, benefits or any other form of remuneration payable by the Company or its subsidiaries is determined or any failure by the Company to increase the Executive’s salary, benefits or any other forms of remuneration payable by the Company or its subsidiaries in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to a Control Change or with practices implemented subsequent to a Control Change with respect to the senior executives of the Company and its subsidiaries, whichever is more favourable to the Executive;

(3)	any failure by the Company or its subsidiaries to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which the Executive is participating or entitled to participate immediately prior to a Control Change, or the Company or its subsidiaries taking any action or failing to take any action that would adversely affect the Executive’s participation in or reduce his rights or benefits under or pursuant to any such plan, or the Company or its subsidiaries failing to increase or improve such rights or benefits on a basis consistent with practices in effect immediately prior to a Control Change or with practices implemented subsequent to a Control Change with respect to the senior executives of the Company and its subsidiaries, whichever is more favourable to the Executive;

(4)	the Company or its subsidiaries relocating the Executive to any place other than the location at which he reported for work on a regular basis immediately prior to a Control Change or a place within 10 kilometres of that location, except for required travel on the Company’s or a subsidiary’s business to an extent substantially consistent with the Executive’s obligations immediately prior to a Control Change;

(5)	any failure by the Company or its subsidiaries to provide the Executive with the number of paid vacation days to which he was entitled immediately prior to a Control Change or the Company or its subsidiaries failing to increase such paid vacation on a basis consistent with practices in effect immediately prior to a Control Change or with practices implemented subsequent to a Control Change with respect to the senior executives of the Company and its subsidiaries, whichever is more favourable to the Executive;

(6)

the Company or its subsidiaries taking any action to deprive the Executive of any material fringe benefit not hereinbefore mentioned and enjoyed by him immediately prior to a Control Change, or the Company or its subsidiaries failing to increase or improve such material fringe benefits on a basis consistent with practices in effect immediately prior to a Control Change or with practices implemented subsequent to a Control Change with respect to the senior executives of the Company and its subsidiaries, whichever is more favourable to the Executive;

(7)	any breach by the Company of any provision of this Agreement;

(8)	the good faith determination by the Executive that, as a result of a Control Change or any action or event thereafter, the Executive’s status or responsibility in the Company or its subsidiaries have been diminished or the Executive is being effectively prevented from carrying out his duties and responsibilities as they existed immediately prior to the Control Change; or

(9)	the failure by the Company to obtain, in a form satisfactory to the Executive, an effective assumption of its obligations hereunder by any successor to the Company;

(d)	“Just Cause” means conduct of the Executive that constitutes just cause to terminate the Executive’s employment without any notice or compensation in lieu of notice at common law.

4.2	Payments in the Event of Termination Without Just Cause

If the employment of the Executive is terminated by the Company other than for Just Cause (and not by reason of Disability or death), then:

(a)	the Company will:

(1)	at the option of the Executive, provide to the Executive 24 months notice of termination or a lump sum payment amount equal to two times the annual Salary (the “Notice Period”);

(2)	continue the Executive’s participation in the Incentive Plans and Benefits provided to the Executive immediately preceding the date of the termination (excluding any short or long term disability plan) until the earliest of the expiration of the Notice Period set out in Subsection 4.2(a)(1) and the death of the Executive; and

(3)	maintain in effect the Executive’s right to purchase shares of the Company in accordance with Sections 3.3.1 and 3.3.2 of this Agreement until the earliest of the expiration of the Notice Period set out in Subsection 4.2(a)(1) and the death of the Executive.

4.3	Resignation by Executive

(a)	The Executive may resign from his employment under this Agreement by providing to the Company a minimum of one month’s and a maximum of three month’s prior written notice of such resignation and, in such case, the Executive will be entitled to exercise all options under the Option Commitment, or any other Plans and Programs, that will have vested as of the last full business day before the expiry of the period of notice of resignation given by the Executive.

(b)	Upon receipt of written notice of resignation under Subsection 4.4(a) of this Agreement, the Company may, at its option, earlier terminate the employment of the Executive in which case:

(1)	the Executive will be entitled to exercise all options under the Option Commitment, or any other Plans and Programs, that will have vested as of the last full business day before the expiry of the period of notice of resignation given by the Executive; and

(2)	the Company will pay the Executive an amount equal to the Salary payable from the date of termination by the Company until the earlier of the date of resignation selected by the Executive and three months from the date the Executive gave notice of resignation.

(c)	Notwithstanding Subsections 4.3(a) and (b) of this Agreement, the Executive will be entitled to the payments and benefits set out in Section 4.2 of this Agreement if the Company does anything that constitutes a Good Reason and does anything that would constitute a constructive dismissal of the Executive by the Company as determined in accordance with common law.

4.4	Death and Disability

(a)	Death. If the Executive dies during the Term, then:

(1)	employment of the Executive will terminate as of the date of death; and

(2)	the Company will pay to the estate of the Executive:

(A) unpaid Salary, if any, up to the date of death;

(B) any compensation or benefits payable or owing to the Executive on or after death in accordance with the terms of any Incentive plans or Benefits plans in which the Executive is participating immediately prior to his death; and

(C) any options that were purchased by the Executive pursuant to the Sections 3.3.1 and 3.3.2 as of the date of death shall vest in accordance with Sections 3.3.1 and 3.3.2 of this Agreement, and may thereafter be exercised by the estate of the Executive.

(b)	Disability. If the Executive suffers from a Disability during the Term, then the Executive will be entitled to compensation as set out in Subsection 4.2(a) of this Agreement;

(1)	continue to participate in any Incentive plans and to receive Benefits (other than Benefits relating to Disability) to which the Executive would have otherwise been entitled during the Notice Period; and

(2)	any Benefits relating to Disability that the Executive is entitled to as determined by the terms and conditions of any applicable Benefit plans, provided that if the Executive receives any Benefits under this Subsection 4.4(b) during any portion of the Notice Period, then the Company will not be obligated to pay to the Executive the amounts covered by such Benefits that would otherwise be payable to the Executive under Subsection 4.4(b)(1).

4.5	Other Conditions

The obligations of the Company to the Executive on termination of employment of the Executive by the Company or by the Executive for any reason are subject to the following conditions:

(a)	the Company may at any time or from time to time amend or terminate any Benefits or Plans and Programs that are continued or available after the date of termination of the Executive provided that the subject Benefits or Plans and Programs are similarly terminated or amended for all executives of the Company;

(b)	the Executive will not be obligated to make reasonable efforts to find alternative employment for any period during which the Company is obligated to continue participation in Benefits and Plans and Programs under section 4, and the participation in Benefits and Plans and Programs pursuant to Section 4 will not be reduced or discontinued as a result of any employment of the Executive that commences after the employment of the Executive with the Company ceases;

(c)	the Executive shall not be prohibited in any manner whatsoever from obtaining employment with or otherwise forming or participating in a business competitive to the business of the Company after termination of his employment by the Company without Just Cause or termination by the Executive of his employment for Good Reason.

4.6	Accelerated Vesting of Incentive Stock Options

Notwithstanding the vesting provisions set out in Sections 3.3.1 and 3.3.2 and in any option agreement entered into by the Company and the Executive with respect to the Executive’s options under Section 3.3.1 and 3.3.2, in the event of the termination of the employment of the Executive for any reason other than:

(1)	termination for Just Cause; or

(2)	the Executive being convicted of an indictable criminal offence in the nature of fraud,

(any termination of the Executive’s employment by the Company, other than for the reasons listed above, or any termination for reasons set out in Subsection 4.3(c), or by reason of the Executive’s Disability or death, being a “Non-Critical Termination”)

the Executive’s options under Section 3.3.1 and 3.3.2 will be deemed to be fully vested and immediately exercisable on the first to occur of:

(b)	in the event of a Control Change that results from a takeover bid, on the date that the bidder takes up and pays for the Company shares under the subject bid or such earlier date as the Company’s Board of Directors may permit by resolution in accordance with the Company’s stock option plan in effect as of the date of the grant of such options;

(c)	in the event of a Control Change that results from some other transaction, on the date that the Company or its shareholders become subject to the principal transaction document governing the terms of the subject transaction; and

(d)	in the event of a Non-Critical Termination, on the date of termination, the date of Disability or the date of death, as the case may be.

5. GENERAL PROVISIONS

5.1	Enforceability and Severability

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid by a court with jurisdiction over the parties hereto, such provision will be deemed to be restated to reflect as nearly as possible the original intentions of the parties in accordance with applicable law. The remainder of this Agreement will remain in full force and effect. In the event any such deemed restatement of any such provision prevents the accomplishment of a fundamental purpose of this Agreement, the Company and the Executive will immediately commence negotiations in good faith to provide the party which has been adversely affected by such restatement with value (in cash or in kind) equivalent to the value that such party would have received had such provision not been restated.

5.2	Assignment and Benefit

The Executive will not assign or transfer this Agreement or any rights or obligations hereunder. The Company may assign this Agreement to any successor to the Company and the provisions hereof will inure to the benefit of, and be binding upon, each successor of the Company, whether the successor arises by merger, consolidation or transfer of all or substantially all of its assets. This Agreement shall enure to the benefit of and be enforceable by the Executive’s successors and legal representatives.

5.3	Entire Agreement

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto. The Executive acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between the Executive and the Company, are hereby terminated and the Executive has no rights or entitlements under any such prior agreements or representations against the Company.

5.4	Notices

All notices, requests and other communications to any party hereunder will be in writing and sufficient if delivered personally or sent by telecopy (with confirmation of receipt) or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to the Company, at

Suite 1240 - 1140 West Pender Street

Vancouver, BC V6E 4G1

If to the Executive, at:

113 Monument Road

Conception Bay South, NL, A1W 2B4

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Each such notice, request or communication will be deemed to have been given when received or, if given by mail, when delivered at the address specified in this Section or on the fifth business day following the date on which such communication is posted, whichever occurs first.

5.5	Amendments and Waivers

No modification, amendment or waiver of any provision of, or consent required by, this Agreement, nor any consent to any departure herefrom, will be effective unless it is in writing and signed by the parties hereto. Such modification, amendment, waiver or consent will be effective only in the specific instance and for the purpose for which given.

5.6	Headings

Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

5.7	Counterparts

This Agreement may be executed in counterparts, and each such counterpart hereof will be deemed to be an original instrument, but all such counterparts together will constitute but one agreement.

5.8	Canadian Dollars

All dollar amounts referred to herein will be in lawful currency of Canada.

5.9	Governing Law

This Agreement and its application and interpretation will be governed exclusively by the laws of Newfoundland and Labrador and the laws of Canada applicable in Newfoundland and Labrador.

5.10	Attornment

Each party will submit to the jurisdiction of the Supreme Court of Newfoundland and Labrador and all Courts having appellate jurisdiction thereover in any suit, action or other proceeding arising out of or relating to this Agreement commenced in such Court by one party against the other party (a “Permitted Action”), and each party waives and will not assert by way of motion as defence or otherwise in any Permitted Action, any claim that:

(a)	such party is not subject to the jurisdiction of such Court;

(b)	such permitted action is brought in an inconvenient forum;

(c)	the venue of such permitted action is improper; or

(d)	any subject matter of such permitted action may not be enforced in or by such Court.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgement rendered in a Permitted Action no party to this Agreement will seek, other than by way of appeal, in any Court of any jurisdiction any review pertaining to the merits of any Permitted Action, whether or not such party appears in or defends the Permitted Action.

5.11	Independent Legal Advice

The Executive hereby acknowledges that he has had the opportunity to obtain independent legal advice regarding this Agreement and has either obtained such advice or has waived his right to obtain such advice.

5.12	Survival

Section 4 of this Agreement will survive the termination of employment of the Executive and will continue in full force and effect.

5.13	Collection and Use of Personal Information

The Executive acknowledges that the Company will collect, use and disclose health and other personal information for employment and business related purposes. The Executive consents to the Company collecting, using and disclosing health and other personal information of the Executive for employment and business related purposes in accordance with the privacy policy of the Company.

5.14	Time

Time is of the essence.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

CROSSHAIR EXPLORATION & MINING CORP.

Per:	/s/ MARK J. MORABITO
Authorized Signatory

Signed, Sealed and Delivered by TIMOTHY FROUDE In the presence of:	)

/s/ JACQUELINE KENNEDY	)
Witness (Signature))
Jacqueline Kennedy	)	/s/ TIMOTHY FROUDE
Name	)	TIMOTHY FROUDE
113 Monument Rd.	)
Address	)
C.B.S., NL A1W 2B4)
OFFICE MANAGER	)
Occupation